CUSIP No. 31809H209	SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FinTech Acquisition Corp.

(Name of Issuer)

Common Stock ($0.001 par value per share)

(Title of Class of Securities)

31809H209

(CUSIP Number of Class of Securities)

Emily D. Babalas

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 790-8221

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31809H209		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Management Group LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 999,590

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 999,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 999,590

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.28%(1)

14.	Type of Reporting Person HC

(1) Based on 13,733,333 shares of common stock issued and outstanding as of March 11, 2016.

CUSIP No. 31809H209		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Group Holdings LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 999,590

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 999,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 999,590

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.28%(2)

14.	Type of Reporting Person HC

(2) Based on 13,733,333 shares of common stock issued and outstanding as of March 11, 2016.

CUSIP No. 31809H209		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Investment Advisors Holdings LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 999,590

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 999,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 999,590

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.28%(3)

14.	Type of Reporting Person HC

(3) Based on 13,733,333 shares of common stock issued and outstanding as of March 11, 2016.

CUSIP No. 31809H209		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Management Company LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 999,590

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 999,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 999,590

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.28%(4)

14.	Type of Reporting Person IA

(4) Based on 13,733,333 shares of common stock issued and outstanding as of March 11, 2016.

CUSIP No. 31809H209	SCHEDULE 13D

ITEM 1.                SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of FinTech Acquisition Corp., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 712 Fifth Avenue, 12th Floor, New York, New York 10019.

ITEM 2.                IDENTITY AND BACKGROUND

The persons filing this Schedule 13D are (i) Wellington Management Group LLP, a Massachusetts limited liability partnership (“WMG”), (ii) Wellington Group Holdings LLP, a Delaware limited liability partnership (“WGH”), (iii) Wellington Investment Advisors Holdings LLP, a Delaware limited liability partnership (“WIAH”) and (iv) Wellington Management Company LLP, a Delaware limited liability partnership (“Wellington Management”).  WMG, WGH, WIAH and Wellington Management are sometimes referred to collectively in this Schedule 13D as the “Reporting Persons.”

WMG’s principal business is that of serving as parent holding company, directly or indirectly, for various other holding companies and investment advisers.  WMG is the direct parent of WGH.  Its principal business address is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.

WGH’s principal business is that of serving as parent holding company, directly or indirectly, for various other holding companies and investment advisers.  WGH is the direct parent of WIAH.  Its principal business address is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.

WIAH’s principal business is that of serving as parent holding company, directly or indirectly, for various other holding companies and investment advisers.  WIAH is the direct parent of Wellington Management.  Its principal business address is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.

Wellington Management’s principal business is that of an investment adviser registered under the Investment Advisers Act of 1940, as amended, and its principal business address is 280 Congress Street, Boston, Massachusetts 02210.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 3 to this Schedule 13D.

CUSIP No. 31809H209	SCHEDULE 13D

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities of the Company to which this Statement relates were acquired by investment advisory clients (“Clients”) of Wellington Management, with Wellington Management making the investment decision on behalf of the Clients.  The Clients may be considered to be affiliates of each other and of Wellington Management. Each of the Clients used its own assets to acquire the securities, which in some cases may have included funds borrowed in the ordinary course in margin accounts.  As an investment adviser, Wellington Management may be deemed to beneficially own the shares of the Common Stock that are held by its Clients. WIAH is the direct parent of Wellington Management and, accordingly, may be deemed to beneficially own the securities held by such Clients.  WGH is the direct parent of WIAH and, accordingly, may be deemed to beneficially own the securities held by such Clients. WMG is the direct parent of WGH and, accordingly, may be deemed to beneficially own the securities held by such Clients.

In February 2015, in connection with the Company’s initial public offering, a Client acquired 500,000 of the Company’s units (“Units”), each unit consisting of one share of Common Stock and one warrant (each, a “Warrant”) to purchase one share of Common Stock at a purchase price of $10.00 per Unit.  The aggregate amount of funds used to acquire such Units was $5,000,000.  These Units were acquired by the Client in the ordinary course of business for investment purposes.  The Client subsequently sold 410 Units in open market transactions in the ordinary course of business.

In February 2015, prior to the Company’s initial public offering, the same Client entered into a Contingent Sale and Assignment of Economic Interest Agreement (the “Contingent Sale Agreement”) with Cohen Sponsor Interests, LLC (“Cohen LLC”) and Daniel G. Cohen (“Cohen”).  Mr. Cohen is the sole member of Cohen LLC.  Mr. Cohen is also the President, Chief Executive Officer and a director of the Company.  Cohen LLC holds membership interests in FinTech Investor Holdings, LLC (the “Sponsor”), which represent interests in shares of Common Stock.  Such shares of Common Stock held by the Sponsor are subject to transfer restrictions (the “Transfer Restrictions”) pursuant to that certain Letter Agreement, dated as of February 12, 2015, by and among the Company, its officers, its directors and certain of its stockholders, including the Sponsor (the “Letter Agreement”). These Transfer Restrictions provide that, subject to certain limited exceptions, such shares are not transferable or salable (i) with respect to 20% of such shares, until consummation of the Company’s initial business combination, (ii) with respect to 20% of such shares, when the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Company’s initial business combination, (iii) with respect to 20% of such shares, when the closing price of the Common Stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Company’s initial business combination, (iv) with respect to 20% of such shares, when the closing price of the Common Stock exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Company’s initial business combination and (v) with respect to 20% of such shares, when the closing price of the Common Stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Company’s initial business combination or earlier, in any case, if, following a business combination, the Company engages in a subsequent transaction (1) resulting in the Company’s shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or

CUSIP No. 31809H209	SCHEDULE 13D

similar transaction that results in a change in the majority of the Company’s board of directors or management team in which the Company is the surviving entity.

Pursuant to the Contingent Sale Agreement, such Client agreed to purchase 100,000 shares of Common Stock (the “Contingent Shares”) from the Cohen LLC, contingent upon the expiration of the Transfer Restrictions (with such shares being acquired in tranches as the applicable Transfer Restrictions lapse).  Cohen LLC also agreed to assign its economic interest in the Contingent Shares to the Client, representing the Cohen LLC’s right to receive dividends and other distributions made by the Sponsor under the Sponsor’s LLC Agreement allocated to such shares represented by Cohen LLC’s interests in the Sponsor.  Until the Contingent Shares are transferred to such Client upon the lapse of the applicable Transfer Restrictions, the Client does not have any voting or investment power with respect to such shares.  The aggregate amount of funds used to acquire, on the contingent basis described above, such shares, as well as the economic interest described above, was $1,474.43. The rights associated with the Contingent Shares were acquired by the Client in the ordinary course of business for investment purposes.

On April 4, 2016, the Clients purchased in the open market an aggregate 500,000 shares of Common Stock at a price per share of $10.00.  These transactions were effected on The Nasdaq Stock Market.  The aggregate amount of funds used to acquire such shares of Common Stock was $5,000,000. In addition to investment purposes, these acquisitions were made in support of the Merger (as defined below).

ITEM 4.                PURPOSE OF TRANSACTION

On March 7, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FinTech Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), and FTS Holding Corporation (“FTS”), which provides for the acquisition of FTS by the Company pursuant to the proposed merger of FTS with and into Merger Sub (the “Merger”).

In order to enhance the economic returns in connection with the Merger, on April 1, 2016, certain Clients entered into a Stock Purchase Agreement (the “SPA”) with Cohen, in which each such Client stands on the opposite side of a separate contingent buy-sell transaction with Cohen.  Pursuant to the SPA, Cohen agreed that if (i) the Merger is approved by the Company’s stockholders and is consummated, (ii) immediately prior to the effective time of the Merger, such Clients, hold, in the aggregate 500,000 shares of Common Stock, (iii) neither Client redeems any shares of Common Stock in connection with the Merger and (iv) each Client agrees to be subject to the Transfer Restrictions with respect to the Founder Shares (as defined below) subject to the SPA, then concurrent with the closing of the Transaction, Cohen will sell to each Client additional shares of Common Stock (the “Founder Shares”) at a purchase price of $0.0064 per share.  The SPA covers an aggregate of 125,000 Founder Shares for an aggregate purchase price of $800.00. The Company is also a party to the SPA for the sole purpose of (i) agreeing to not respect any transfer of the Founder Shares prior to the termination of the SPA and instructing the transfer agent in that regard and (ii) representing that until the Merger is consummated there are material conditions to the consummation of the Merger.

CUSIP No. 31809H209	SCHEDULE 13D

On April 4, 2016, the Clients purchased in the open market an aggregate 500,000 shares of Common Stock at a price per share of $10.00.  These transactions were effected on The Nasdaq Stock Market.  In addition to investment purposes, these acquisitions were made in support of the Merger.

The foregoing description of the terms of the SPA and the Contingent Sale Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the SPA and the Contingent Sale Agreement, copies of which is are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference.

Each Reporting Person expressly disclaims “beneficial ownership” of any Founder Shares or Contingent Shares as of the date hereof.  In addition, none of the Reporting Persons is a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, with Cohen, Cohen LLC or any other person.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change its intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, no Reporting Person has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

(i)                                     As of the date hereof, Wellington Management, in its capacity as investment adviser, may be deemed to be the beneficial owner of 999,590 shares of Common Stock held by Clients.  Such shares represent 7.28% of the issued and outstanding shares of Common Stock of the Company as of March 11, 2016.

(ii)                                  As of the date hereof, WIAH, as the direct parent of Wellington Management, may be deemed to be the beneficial owner of 999,590 shares of Common Stock held by Clients of Wellington Management.  Such shares represent 7.28% of the issued and outstanding shares of Common Stock of the Company as of March 11, 2016.

(iii)                               As of the date hereof, WGH, as the direct parent of WIAH, may be deemed to be the beneficial owner of 999,590 shares of Common Stock held by Clients of Wellington Management.  Such shares represent 7.28% of the issued and outstanding shares of Common Stock of the Company as of March 11, 2016.

(iv)                              As of the date hereof, WMG, as the direct parent of WGH, may be deemed to be the beneficial owner of 999,590 shares of Common Stock held by Clients of

CUSIP No. 31809H209	SCHEDULE 13D

Wellington Management.  Such shares represent 7.28% of the issued and outstanding shares of Common Stock of the Company as of March 11, 2016.

Each Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

In addition, the Clients hold Warrants to acquire 499,590 shares of Common Stock at a price per share of $12.00 that are not currently exercisable.  The Warrants will become exercisable 30 days after the consummation of the Company’s initial business combination, and will expire five years after the completion of the Company’s initial business combination, or earlier upon redemption of Common Stock or liquidation.

(c)                                            Other than as set forth in Item 4, no transactions were effected by the Reporting Persons during the 60 day period immediately preceding April 4, 2016.

(d)                                           The Clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock.  No Client is known by the Reporting Persons to have such right or power with respect to more than five percent of this class of securities.

(e)                                            Not applicable.

ITEM 6.                                                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise expressly described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among any of the Reporting Persons and any person or entity.

ITEM 7.                                                MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 1	Stock Purchase Agreement, dated April 1, 2016, by and among the Company, Cohen, Bay Pond Partners, L.P. and Bay Pond Investors (Bermuda) L.P.

Exhibit 2	Contingent Sale and Assignment of Economic Interest Agreement, dated February 12, 2015, by and among the Cohen LLC, Cohen and Ithan Creek Master Investors (Cayman) L.P.

Exhibit 3	Joint Filing Agreement, dated April 7, 2016.

CUSIP No. 31809H209	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2016

WELLINGTON MANAGEMENT GROUP LLP

	By:	/s/ Emily Babalas
Name: Emily D. Babalas
Title: Authorized Person

WELLINGTON GROUP HOLDINGS LLP

	By:	/s/ Emily Babalas
Name: Emily D. Babalas
Title: Authorized Person

WELLINGTON INVESTMENT ADVISORS HOLDINGS LLP

	By:	/s/ Emily Babalas
Name: Emily D. Babalas
Title: Authorized Person

WELLINGTON MANAGEMENT COMPANY LLP

	By:	/s/ Emily Babalas
Name: Emily D. Babalas
Title: Authorized Person